Exhibit 3.1
AMENDED AND RESTATED CERTIFICATE OF INCORPORATION
OF
BARRIER THERAPEUTICS, INC.
* * * * * * * *
ARTICLE I.
The name of the corporation (the “Corporation”) is: Barrier Therapeutics, Inc.
ARTICLE II.
          The address of the registered office of the Corporation in the State of Delaware is Corporation Trust Center, 1209 Orange Street, City of Wilmington, County of New Castle, Delaware, 19801. The name of the registered agent of the Corporation at such address is The Corporation Trust Company.
ARTICLE III.
     The nature of the business or purposes to be conducted or promoted by the Corporation is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of the State of Delaware.
ARTICLE IV.
     The total number of shares of stock which the Corporation shall have authority to issue is one thousand (1,000) shares of Common Stock, which shall have a par value of $0.0001 per share.
ARTICLE V.
     In furtherance and not in limitation of the powers conferred by statute, the by-laws of the Corporation may be made, altered, amended or repealed by the stockholders or by a majority of the entire board of directors of the Corporation (the “Board”).
ARTICLE VI
     Elections of directors need not be by written ballot.
ARTICLE VII.
          SECTION 7.1. Subject to any restrictions contained in the by-laws, of the Corporation, the Corporation shall indemnify to the fullest extent permitted by laws any person made or threatened to be made a party to any action or proceeding, by reason of the fact that he, his testator or intestate is or was a director or officer of the Corporation, against all expenses (including attorney’s fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by or on behalf of such person in connection with such action or proceeding and any appeal therefrom.
          SECTION 7.2. The indemnification and other rights set forth in this Article VII shall not be exclusive of any provisions with respect thereto in the by-laws of the Corporation or any other contract or agreement between the Corporation and any officer, director, employee or agent of the Corporation.
          SECTION 7.3. Neither the amendment nor repeal of this Article VII, nor the adoption of any provision of this Certificate of Incorporation inconsistent with Article VII, shall eliminate or reduce the effect of this Article VII in respect of any matter occurring before such amendment, repeal or adoption of an inconsistent provision or in respect of any cause of action, suit or claim relating to any such matter which would have given rise to a right of indemnification or right to receive expenses pursuant to this Article VII if such provision had not been so amended or repealed or if a provision inconsistent therewith had not been so adopted.
          SECTION 7.4. No director shall be personally liable to the Corporation or any stockholder for monetary damages for breach of fiduciary duty as a director; provided, however, that the foregoing shall not eliminate or limit the liability of a director:
     (a) for any breach of the director’s duty of loyalty to the Corporation or its stockholders;
     (b) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;
     (c) under Section 174 of the General Corporation Law of the State of Delaware; or
     (d) for any transaction from which the director derived an improper personal benefit.
          If the General Corporation Law of the State of Delaware is amended after August 6, 2008 to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of the Corporation shall be eliminated or limited to the fullest extent permitted by the General Corporation Law of the State of Delaware, as so amended.